

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Andrew J. Schultheis
Sterling Financial Corporation
111 North Wall Street
Spokane, WA 99201

> **Re:** **Sterling Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed September 24, 2010**
> **File No. 333-169579**

Dear Mr. Schultheis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed September 24, 2010
General

1.   We note that you are intending to hold a Special Meeting on October 21, 2010 in order to approve an amendment to your Restated Articles of Incorporation to increase the number your authorized shares. We are monitoring the results of that Special Meeting before this Registration Statement may be declared effective.

2.   Please revise your Registration Statement so that you remove the Explanatory Note and instead insert a Recent Development section to the Summary which would include the results of your recapitalization actions, shareholder votes and results from the quarter ended September 30, 2010, if available. We may have further comments.

Prospectus Summary, page 7

3.   Please include a separately captioned section following your "The Recapitalization" section which provides a discussion of the current status of your SSB Consent Agreement and Reserve Bank Agreement.

Risk Factors, page 13

4.   Revise the Risk Factor on page 14 that begins "We cannot assure" and other similarly worded Risk Factors to avoid making statements that there "can be no assurance" that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance. This particular Risk Factor should focus on the risks associated with not satisfying the terms of the SSB Consent Agreement and the Reserve Bank Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

     Sincerely,

     Michael Clampitt
     Senior Attorney-Advisor